Exhibit 99.1

October 24, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER TO ANNOUNCE THIRD QUARTER 2016

FINANCIAL RESULTS ON NOVEMBER 2, 2016

CONFERENCE CALL AND WEBCAST ON NOVEMBER 3, 2016

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”, the “Company”) has scheduled the release of its third quarter 2016 financial results for Wednesday, November 2, 2016 after market close.

A conference call and webcast will be held on Thursday November 3, 2016 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) to discuss the results. Mr. Robert Archer, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:          www.greatpanther.com

U.S. & Canada Toll-Free:                1 866 832 4290

International Toll:                            +1 919 825 3215

Conference ID:                               98520681

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:      1 888 355 1766

Tel:	+1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com